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                                                                   Exhibit 1

                                 [Logo of Dose]

                                Launches today in
                 Ottawa, Toronto, Calgary, Edmonton & Vancouver

       Free daily magazine, comprehensive online service, wireless portal

Toronto, Ontario (April 4, 2005) -- With today's launch of Dose, 18-34 year-old Canadians now have a new and relevant forum for ideas, information and tools made expressly for them by other young Canadians. Dose is a multi-platform brand
- a free daily magazine, a comprehensive online service (dose.ca), and an innovative wireless portal.

"Through multiple media that complement each other, Dose will be everywhere our audience moves," said Publisher Noah Godfrey. "Dose will empower a savvy and underserved generation of Canadians with information that reflects their interests and ideas. Dose will provoke conversation and activity."

Dose, the free daily magazine

The 24-page magazine version of Dose offers a significant amount of timely and relevant information and ideas. The magazine covers everything from news, music, movies and games to fashion, travel, careers and sports. Design plays a major role in the look and feel of the publication.

"We've built Dose around the things our readers care about most" said Editor-in-Chief Pema Hegan. "Each day we strive to reflect the eclectic interests and diverse opinions of our generation."

The magazine is cleverly packaged in 12 sections with intriguing names that include: Covet, Rub, The Spread, Fix, Go, Hey, Play and Overdose.

At launch, 320,000 copies of Dose will be distributed for free in five cities:
120,000 in Toronto, 80,000 in Vancouver and 40,000 each in Ottawa, Calgary and Edmonton. Through street hawkers, 3,300 strategically located Dose boxes, and 4,100 retail locations, the magazine will be available where 18-34 year old Canadians live, play, work, study and commute.

Dose.ca

"Dose.ca is more than just an online version of the magazine," said Hegan. "It is built to offer deep, useful, real-time content with lots of avenues for consumers to interact and provide feedback."

Besides delivering breaking news, photo galleries, blogs, discussion boards, and the ability to upload photos, dose.ca will also be a leader in providing `go and do' information. Dose's local search tool can be used to find restaurants, clubs, concerts, and events along with directions and parking. The robust search engine will facilitate buying tickets online and allow users to post reviews. It will also allow movie-goers to purchase tickets from all major cinema venues in Canada.

Dose.ca will also be the one-stop shop for music lovers. At launch, Dose will have one of the most in-depth online music offerings in Canada with more than 700,000 artist profiles, CDs, artist merchandise, concert ticketing and downloads.

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Dose Mobile

Dose Mobile is a wireless portal that provides instant access to movie listings, horoscopes, games, ring tones and graphics. Dose Mobile Cinema will break new ground in Canada by providing users with local movie listings directly on their cell phone by text messaging the Dose short code 147147 with a theatre PIN, found in the magazine or on dose.ca. Alternately, text messaging a postal code will have the closest theatres sent to the user.

Dose - A Multi-Platform Experience

Today's launch of Dose gives young Canadians a voice and a forum combined with the freedom to access relevant information anywhere, any time and in any way. "No other medium offers twenty-something Canadians the combination of rich content, tools, and interactivity in such relevant and convenient formats," said Godfrey.

Dose is 100% owned by CanWest MediaWorks. "CanWest is fully committed to making Dose the most relevant brand for young Canadians. We are allocating the best resources to support Dose and have entrusted its content, format and approach to a group of fun and clever young Canadians," said Michael G. Williams, President, Publications, CanWest MediaWorks.

About CanWest MediaWorks

CanWest MediaWorks is a division of CanWest Global Communications Corp. (NYSE:
CWG; TSX: CGS.SV and CGS.NV www.canwest.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

 For additional background information, downloadable artwork and the Dose logo, please visit www.capitalc.net/pr

              For further information or to arrange an interview,
                                please contact:

                           Capital C Public Relations

Jefferson Darrell                                              Jaye Kornblum-Rea
416-777-9151 x.288                                            416-777-9151 x.315
416-706-0234 (cell)                                          416-526-0542 (cell)
Jefferson@capitalc.net                                         Jaye@capitalc.net